805 VETERANS BLVD，#228    REDWOOD CITY, CA　9406   Tel: 650-363-8345    Fax: 650-363-0462

YASHENG GROUP

From : YaSheng Group
805 Veterans Blvd., 228
Redwood City, CA 94063
Tel-650-363-8345
 Fax-650-3630462
Yasheng@yashenggroup.com
    November 30, 2011

 Re:               Comment letter from SEC dated October 28, 2011
             Form 10-K/A for fiscal year ended
        December 31, 2010

This letter is in response to your comment letter referenced above.  In this response and all others pertaining to the comments mentioned herein we (the company) acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Several of these points made by the SEC staff refer to possible changes in the 10-K requiring a new 10-K/A.  For those items, we will include the corrective action in our response letter(s) to the Commission and then mention that this has been included in the amended 10-K.  We will however not file the amended 10-K until the all of the items have been resolved to everyone’s satisfaction. We will then file a single amended 10-K upon resolution of all of the items.  The underlined portion below represents your comments and the italicized portion is our response.

Questions 1:  We note your response to prior comment one from our letter dated September 1, 2011. Please note that our request that you disclose the legal domicile for each subsidiary and operating entity request information about the jurisdiction in which the entity is incorporated and not the entity’s address.  Please revise as appropriate.

The 100% ownership, domicile, location and legal authorization will be disclosed in the business section of the 10-K.  The banking information listed below will not be disclosed in the amended 10-K.

The ownership percentages are shown below for the eight subsidiaries:

Subsidiary	Ownership %
❖Gansu Tiaoshan Agricultural-Industrial-Commercial Group Co., Ltd	100%
❖Gansu Xiaheqing Xiaheqing Co., Ltd.	100%
❖Gansu Jinta Yongsheng Aricultural Development Company	100%
❖Gansu Hongai Aricultural Technology Co., Ltd.	100%
❖Gansu Jinta Yuantai Commercial Trading Co., Ltd.	100%
❖Gansu Jinta Hengsheng Agricultural Development Cop., Ltd	100%
❖Gansu Jinta Xingsheng Industrial Co., Ltd.	100%
❖GansuYashengAmericaTradeCo.,Ltd.	100%

Yasheng Group is organized as follows: Yasheng Group is the holding company with eight subsidiary companies and 15 grandson companies.

1.Gansu Tiaoshan Agricultural-Industrial-Commercial Group Co., Ltd.
1) Gansu Baiyin Agriculture and Reclamation Company – Cement Factory.
2) Gansu Agriculture & Reclamation Seeding Co., Ltd.
3) Jingtai Tiaoshan Jialu Hops Co., Ltd.
4) Jingtai Tiaoshan Kexing Forest & Fruit Co., Ltd.
5) Jingtai Tiaoshan Shuangfeng Agricultural Co., Ltd.
6) Jingtai Tiaoshan Xinglong Forest & Fruit Co., Ltd.
7) Jingtai Tiaoshan Livestock & Poultry Cultivation Co., Ltd.
8) Jingtai Tiaoshan Yafei Forest & Fruit Co., Ltd.
9) Jingtai Tiaoshan Yuanfeng Agricultural Co., Ltd.

2. Gansu Xiaheqing Industrial Co., Ltd.
1) Jiuquan Qingsheng Agricultural Trading Co., Ltd.
2) Jiuquan Hongjian Agricultural Trading Co., Ltd.
3) Jiuquan Bianwan Agricultural Trading Co., Ltd.
4) Jiuquan Xiaheqing Lvxing Greenstar Hops Co., Ltd.
5) Gansu Xiaheqing-Lujia Hops Co., Ltd.
6) Jiuquan Maiguan Hops Co., Ltd.

3. Gansu Jinta Yongsheng Agricultural Development Company
4. Gansu Hongtai Agricultural Technology Co., Ltd.
5. Gansu Jinta Yuantai Commercial Trading Co., Ltd.
6. Gansu Jinta Hengsheng Agricultural Development Co., Ltd.
7. Gansu Jinta Xingsheng Industrial Co., Ltd.
8. Gansu Yasheng America Trade Co., Ltd

Business License of each of the PRC Subsidiaries issued by the local Administration of Industry and Commerce (“AIC”) in Gansu Province.

Approval Certificates from the local Commission of Foreign Trade and Economic Cooperation (“COFTEC”) in Gansu Province regarding the corporate nature of the following companies (collectively, the “PRC Subsidiaries”):

____________________________________________________________________

1. Gansu Tiaoshan Agricultural-Industrial-Commercial Group Co., Ltd.

Registration authority： Gansu Provincial Industrial and Commercial Administration Bureau

The Business License (Provincial Level) was issued by Gansu Provincial administrative Bureau  for Industry and Commerce

Legal Domicile:  Taiyu Road No. 68, Tiaoshan Town,  Jingtai County,  Gansu Province

Opening Bank: Jingtai County Subbranch of Agricultural Bank of China, Gansu Province

2. Gansu Xiaheqing Industrial Co., Ltd.

Registration Authority: Jiuquan Prefectural Administrative Bureau for Industry and Commerce

The Business License (Prefectural Level) was issued by Jiuquan Prefectural Administrative Bureau  for Industry and Commerce, Gansu Province

Legal Domicile:  Aviation Road No. 2, XiaHeqing, Jiuquan City, Gansu Province

Opening Bank:  Jiuquan Prefectural Subbranch of Agricultural Bank of China, Gansu Province

3. Gansu Jinta Yongsheng Agricultural Development Company

        Registration Authority: Jinta County-Level Administrative Bureau for Industry and Commerce,   Gansu Province

        The Business License (County Level )was issued by Jinta County-Level Administrative Bureau for Industry and Commerce, Gansu Province

Legal Domicile: ShengDiwan , Jinta County, Gansu Province

Opening Bank:   Jinta County Subbranch of Agricultural Bank of China,

4. Gansu Hongtai Agricultural Technology Co., Ltd.

Registration authority： Gaotai County-Level Administrative Bureau for Industry and Commerce, Gansu Province

The Business License (County Level )was issued by Gaotai County-Level Administrative Bureau for Industry and Commerce, Gansu Province

Legal Domicile:  LuoTuoCheng Town, Gaotai County,Gansu Province

Opening Bank: Gaotai County Subbranch of Agricultural Bank of China, Gansu Province

5. Gansu Jinta Yuantai Commercial Trading Co., Ltd.

Registration Authority: Jinta County-Level Administrative Bureau for Industry and Commerce, Gansu Province

The Business License (County Level) was issued by Jinta County-Level Administrative Bureau for Industry and Commerce, Gansu Province

Legal Domicile: ShengDiwan Jinta County, Gansu Province

Opening Bank:  Jinta County Subbranch of Agricultural Bank of China, Gansu Province

6. Gansu Jinta Hengsheng Agricultural Development Co., Ltd.

Registration Authority: Jinta County-Level Administrative Bureau for Industry and Commerce, Gansu Province

The Business License (County Level ) was issued by Jinta County-Level Administrative Bureau for Industry and Commerce, Gansu Province

Legal Domicile:  ShengDiwan Jinta County, Gansu Province

Opening Bank:  Jinta County Subbranch of Agricultural Bank of China, Gansu Province

7. Gansu Jinta Xingsheng Industrial Co., Ltd.

Registration Authority: Jinta County-Level Administrative Bureau for Industry and Commerce, Gansu Province

The Business License (County Level )was issued by Jinta County-Level Administrative Bureau for Industry and Commerce, Gansu Province

Legal Domicile: ShengDiwan Jinta County, Gansu Province

Opening Bank:  Jinta County Subbranch of Agricultural Bank of China, Gansu Province

8. Gansu Yasheng America Trade Co., Ltd.

Registration authority： Gansu Provincial Industrial and Commercial Administration Bureau

The Business License (Provincial Level) was issued by Gansu Provincial administrative Bureau  for Industry and Commerce

Legal Domicile: 12/F, East of Yasheng Bldg. 105 Qin'an Road, Chengguan, Lanzhou, Gansu Province Opening Bank:  Lanzhou City of Bank of China, Gansu Province

Question 2.  You do not appear to have provided a response to prior comment two. Accordingly it is reissued. Please expand your discussion under Regulations Relating to Business to describe, in greater detail, the material Chinese regulations directly applicable to your holding company structure, your investments in your subsidiaries, and the structuring transactions you engaged in to create your holding company structure. In addition, please revise to address material Chinese regulations governing your capital investments in, and distributions from, your Chinese-based operating companies. Your discussion should also address, as applicable, the 78% ownership interest in you held by Gansu Yasheng Salt Chemical Industrial Group. Please amend your filing accordingly.

Yasheng Group is managing the subsidiaries mainly based on "Company Law of the Peoples Republic of China" and "Accounting Law of The People's Republic of China" known and the regulations issued by the central government ministries. Yasheng group invests in the subsidiaries in China should abide by the Law of the PRC on Foreign-Capital Enterprises. Please see following legal Opinion letter from Gansu Mingyuan Law Firm.  This letter lists various items for which the Company must comply to do business in the PRC.

甘 肃 明 源 律 师 事 务 所

 Gansu MingYuan Law Firm

Address: The5th Floor, No.497, East Xijin Road, QiliHe District, Lanzhou City,

Gansu Province, P R China

Postal Code:  730050

Phone: 86-0931-2661186  86-0931-2952843

Fax: 86-0931-2664208

Email: dmglsh@163.com

2010-2-05

Yasheng Group

805 Veterans Boulevard, Suite 228

Redwood City, California  94063

Re:           Yasheng Group, a California corporation

Dear Sir/Madam:

We are qualified attorneys of the People’s Republic of China (“PRC”) and as such are qualified to issue this opinion on the laws of the PRC.

We have acted as the PRC counsel for Yasheng Group, a California corporation (the “Company”). We have been requested to give this opinion with regard to the PRC Laws.

In so acting, we have examined the originals or copies certified or otherwise identified to our satisfaction, of documents provided to us by the Company and such other documents, corporate records, certificates issued by governmental authorities in the PRC and officers of the Company and other instruments as we have deemed necessary or advisable for the purposes of rendering this opinion.

In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with authentic original documents submitted to us as copies. We have also assumed the documents as they were presented to us up to the date of this legal opinion and that none of the documents has been revoked, amended, varied or supplemented. We have further assumed the accuracy and completeness of all factual statements in the documents. Where important facts were not independently established to us, we have relied upon certificates issued by governmental agents and representatives of the Company with proper authority and upon representations, made in or pursuant to the documents.

As used herein: (a) “PRC Laws” means all laws, regulations, statutes, orders, decrees, guidelines, notices, and judicial interpretations of the PRC which are publicly available as the date hereof (other than the laws of the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan Province); (b) “Governmental Agencies” means any court, governmental agency or body or any stock exchange authorities of the PRC (other than the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan Province); (c) “Governmental Authorizations” means all approvals, consents, waivers, sanctions, authorizations, filings, registrations, exemptions, permissions, endorsements, annual inspections, qualifications and licenses required by PRC Governmental Agencies under the PRC Laws; and (d) “M&A Rules” means the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the State Administration of Industry and Commerce, the China Securities Regulatory Commission (“CSRC”) and the State Administration of Foreign Exchange of China and all official clarifications, guidance, interpretations or implementation rules in connection with or related to the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, including the guidance and notices issued by the CSRC.

The opinions contained herein are confined to and given on the basis of the PRC Laws. We do not express or imply any view or opinion on, or in respect of, the laws of any jurisdiction other than those of the PRC. This legal opinion is given on the basis that it will be governed by and construed in accordance with the PRC Laws.

Based on the foregoing, we are of the opinion that:

1.           Incorporation. Each of the wholly-owned subsidiaries of the Company as set forth in Schedule A (the “PRC Subsidiaries”) has been duly incorporated in the PRC with limited liability and is validly existing under the laws of the PRC, with full legal person status under the laws of the PRC and its business license is in full force and effect; the articles of association of each PRC Subsidiaries, the business license and other constituent documents of each PRC Subsidiaries comply with the requirements of applicable PRC Laws, have been approved by the relevant PRC authorities and are in full force and effect.

2.           Subsidiaries. Each of the PRC Subsidiaries has full legal right, power and authority (corporate and other) to own, use, lease and operate its properties and other assets and to conduct its business in the manner presently conducted and is duly qualified to transact business in each jurisdiction in which it owns or uses or leases properties, conducts any business or in which such qualification is required. Each of the PRC Subsidiaries has all the necessary Governmental Authorizations with any Governmental Agencies to own, lease, license and use its properties, assets and conduct its business in the manner presently conducted; and (ii) each of the PRC Subsidiaries is in compliance with the provisions of all such authorizations, certificates or permits. The control and ownership structure and the business and operations of each of the PRC Subsidiaries are in compliance with all existing PRC Laws. There are no facts, acts or other things known to us that show any of the Governmental Agencies in the PRC is considering modifying, suspending or revoking any such PRC licenses, consents, authorizations, approvals, certificates or permits.

3.           Capitalization. All of the equity interests in each PRC Subsidiary have been duly authorized and validly issued, are fully paid, non-assessable, legally owned by the Company, free and clear of any security interests, mortgages, pledges, liens, charges, restrictions upon voting or transfer or any other encumbrances, equities or claims; each PRC Subsidiary has obtained all approvals, authorizations, consents and orders, and has made all filings, which are required under PRC Laws for the ownership interest by the Company of its equity interest in each PRC Subsidiary; and there are no outstanding rights, warrants or options to acquire, nor instruments convertible into or exchangeable for, nor any agreements or other obligations to issue or other rights to convert any obligation into, any equity interest in any PRC Subsidiary.

4.           Title to Property and Leased Assets. To the best of our knowledge after due inquiry, each of the PRC Subsidiaries has good and valid title to all of its properties and assets, in each case, free from any liens, mortgages, charges, encumbrances, equities, claims, defects, options, restrictions or other third party rights. Each lease agreement to which such PRC Subsidiary is a party is legally executed, and the leasehold interests of each PRC Subsidiary are fully protected by the terms of the lease agreements, which are valid, binding and enforceable in accordance with their respective terms under PRC law.

5.           No Violation. None of the PRC Subsidiaries (i) is in violation of its articles of association (ii) is in violation of its business licenses, and (iii) is in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument known to us and to which such PRC Subsidiary is a party or by which it is bound.

6.           Compliance with PRC Law. The Company and each of the PRC Subsidiaries are currently in compliance with all applicable PRC Law.

7.           No proceedings. To the best of our knowledge after due inquiry, there are no legal, governmental, administrative or arbitrative proceedings before any court of the PRC or before or by any Governmental Agencies pending or threatened against, or involving the properties or business of the Company or any PRC Subsidiary or to which any of the properties of any PRC Subsidiary is subject, which, individually or in the aggregate, will have a material adverse effect.

8.           No Winding-up or Liquidation. No winding-up or liquidation proceedings have been commenced against any of the PRC Subsidiaries, and no proceeding has been started for the purpose of, and no judgment has been rendered, declaring any of the PRC Subsidiaries is bankrupt or is in an insolvency proceeding.

9.           Dividends. All dividends and other distributions declared and payable by the PRC Subsidiaries in Renminbi may under the current PRC Laws be payable in foreign currency and may be freely transferred out of the PRC to the Company. All such dividends will not be subject to withholding or other taxes under the PRC Laws and are otherwise free and clear of any other withholding or deduction in the PRC and may be paid without the necessity of obtaining any Government Authorization except for standard procedures or formalities required by the competent bureau of foreign exchange.

10.           M&A Rules. The Company has obtained all of the requisite approvals and permits required under the M&A Rules for the listing and trading of its share of Common Stock on an overseas securities exchange, or on Over-the-Counter Bulletin Board.  The Company has obtain all of the requisite the approval and permits from the Ministry of Commerce and from CSRC for the listing and trading of its share of Common Stock on an overseas securities exchange, or on the Over-the-Counter Bulletin Board.

This opinion relates to the PRC Laws in effect on the date hereof and there is no assurance that any of such laws will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect.

This opinion is rendered only with respect to the PRC Laws and we have made no investigations in any other jurisdiction and no opinion is expressed or implied as to the laws of any other jurisdiction.

Schedule A PRC Subsidiaries

Gansu Tiaoshan Agricultural-Industrial-Commercial Group Co., Ltd.

Gansu Baiyin Agriculture and Reclamation Company – Cement Factory

Gansu Agriculture & Reclamation Seeding Co., Ltd.

Jingtai Tiaoshan Jialv Hops Co., Ltd.

Jingtai Tiaoshan Kexing Forest & Fruit Co., Ltd.

Jingtai Tiaoshan Shuangfeng Agricultural Co., Ltd.

Jingtai Tiaoshan Xinglong Forest & Fruit Co., Ltd.

Jingtai Tiaoshan Poultry Cultivation Co., Ltd.

Jingtai Tiaoshan Yafei Forest & Fruit Co., Ltd.

Jingtai Tiaoshan Yuanfeng Agricultural Co., Ltd.

Gansu Xiaheqing Industrial Co., Ltd.

Jiuquan Qingsheng Agricultural Trading Co., Ltd.

Jiuquan Hongjian Agricultural Trading Co., Ltd.

Jiuquan Bianwan Agricultural Trading Co., Ltd.

Jiuquan Xiaheqing Lvxing Greenstar Hops Co., Ltd.

Gansu Xiaheqing LvJia Hops Co., Ltd.

Jiuquan Maiguan Hops Co., Ltd.
Gansu Jinta Yongsheng Agricultural Development Company
Gansu Hongtai Agricultural Technology Co., Ltd.
Gansu Jinta Yuantai Commercial Trading Co., Ltd.
Gansu Jinta Hengsheng Agricultural Development Co., Ltd.
Gansu Jinta Xingsheng Industrial Co., Ltd.
Gansu Yasheng America Trade Co., Ltd.

Our internal control is established within each company with fully trained and qualified personnel to be able to check the accounting information flow as it goes from the original transactions to the financial statements.

Below is a listing of various laws which relate to our company and its operations within the PRC.  These were also listed in the previous letter.

Name	Promulgated Date	Implementation date	Revised Date
The Constitution of the people's republic of China	1982-12-04	1982-12-04	2004-3-14
The Criminal law of the people's republic of China	1979-07-01	1979-07-01	2006-06-28
The Labor law of the people's republic of china	1994-07-05	1995-01-01
The Occupational Control of the people's republic of China	2001-10-27	2002-05-01
The Union Law of the people's republic of china	1992-04-03	1992-04-03	2001-10-27
The Safe Production Law of the people's republic of China	2002-06-29	2002-11-01
The Fire Law of the people's republic of China	1998-04-29	1998-09-01
The Corp. Law of the people's republic of China	1993-12-29	1994-07-01	1999-12-25
The Product quality Control of the people's republic of China	1993-02-22	1993-09-01	2000-07-08
The Standardized Control Law of the people's republic of China	1988-12-29	1989-04-01
The Measurement law of the people's republic of China	1985-09-06	1986-07-01
The Environmental protection Law of the people's republic of China	1989-12-26	1989-12-26
The Air pollution control of the people's republic of China	2000-04-29	2000-09-01
The Water Pollution Control Law of the people's republic of China	1984-05-11	1984-11-01	1996-05-15
The Noise pollution prevention Law of the people's republic of China	1996-10-29	1997-03-01
The Solid waste pollution prevention Law of the people's republic of China	2004-12-29	2005-04-01
The Environmental impact assessment Law of the people's republic of China	2002-10-28	2003-09-01

Name	Promulgated Date	Implementation date	Revised Date
The To save energy Law of the people's republic of China	1997-11-01	1998-01-01
The Contact Law of the people's republic of China	1999-03-15	1999-10-01
The Food hygiene of the people's republic of China	1995-10-30	1995-10-30
The Tender & Bid of the people's republic of China	1999-08-30	1999-08-30
The Women's rights and safeguard law of the people's republic of China	1992-04-03	1992-04-03	2005-12-01
The Adults protection Law of the people's republic of China	1991-09-04	1991-09-04
The Consumer Right Protection Law of the people's republic of China	1993-10-30	1994-01-01
The Road traffic safety Control of the people's republic of China	2003-10-28	2004-05-01

Name	Promulgated Date	Implementation date	Revised Date
The Nations standardized law of the people's republic of China	1990-04-06	1990-04-06
The Air pollution laws of Implementation of the people's republic of China	1991-05-24	1991-07-01
The Water pollution Law of Implementation of the people's republic of China	2000-03-20	2000-03-20

Question 3. We have reviewed your response to our prior comment 3 noting you maintain your books and records in accordance with PRC GAAP and you convert your books and records to U.S. GAAP for reporting purposes. Please provide us with a detailed discussion of the controls you maintain to ensure that you have made all the necessary and appropriate adjustments in your conversion and disclosures.

We maintain our books and records in accordance with PRC GAAP, and we convert our books and records to US GAAP for SEC reporting. Every month the subsidiaries will form their financial statements and submit to the head quarter according to the PRC GAAP, which had been checked and reviewed by their financial manager. The financial department in the head quarter will consolidate these financial statements, adjust according to the US GAAP, and translate according to the appropriate exchange rate. The financial manager in the headquarter will reviewed and checked the financial statements, and the internal auditor will audit both the consolidated financial statements and each subsidiaries’ financial statements. All the final versions should be approved by the CFO. For the yearly statements, our independent auditor, Gansu Hongxin CPA Firm will audit the financial statements.

We maintain our books and records in accordance with PRC GAAP, and we convert our books and records to US GAAP for SEC reporting purposes in the following manner:

according to relevant laws and regulations in China and the principle of territorial management, the Company's accounting books and accounting records are managed and daily accounted based on China generally accepted accounting principles with RMB as its bookkeeping functional currency. The Company is enforcing the information disclosure according to relevant U.S. laws and regulations, in accordance with the exchange rate between RMB and US Dollar and American generally accepted accounting principles during the reporting period, make the statements conversions.

•	We make necessary adjustments to accounts that are handled differently PRC GAAP to US GAAP, namely.

•	We adjust the non-operating income/loss under PRC GAAP into the other operating income/loss under US GAAP

•	Under PRC GAAP interest expense is included in operating income, under US GAAP it is listed separately

•	Under PRC GAAP interest income and expense is considered an operating item and is

•	included in “Operating Activities” in the Statement of Cash Flows”, under US GAAP this is shown in “Financing Activities” or as a disclosure footnote

•	Other necessary adjustments.

The detailed list below is of the major necessary and appropriate adjustment from PRC GAAP converted to US GAAP

1. Accounting Year, Reporting Currency and Language

The Yasheng Group Reporting Currency converted RMB to USD

Reporting Language from Chinese Converted to English

2. Investments

The Yasheng Group for each class of financial asset and financial liability disclose information about company fair value which was instead of PRC GAAP that Disclosure of market value of listed investments is required.

3. Financial Instruments

The PRC GAAP Only current investments are required to be carried at the lower of cost or market. For records to US GAAP that we convert all financial assets and liabilities, including all derivatives, should be recognized on the balance sheet carried at our book.

4. Fixed Assets – Capitalization

According to PRC ASBE, production equipment that has estimated useful lives of more than 1year should be capitalized. In addition, other non-production equipment above Rmb 2,000 with useful lives of more than 2 years can be capitalized.

According US GAAP that yasheng fixed assets are those tangible assets that are expected to be used during more than one period.

5. Leases – Lessee Accounting
Record at the lower of the carrying amount of the asset in the books of the lessor and the present value of the minimum lease payments. By according Chinese GAAP

By following US GAAP that yasheng adjustment that CovMeasured at the lower of the carrying amount of the asset or the present value of the minimum lease payments

6. Borrowing Costs

 By following US GAAP that yasheng Borrowing costs (specific or indirect) adjustment relating to the acquisition, construction or production of a qualifying asset must be capitalized.

7. Pre-operating costs

The definition of start-up costs is different from that used in the PRC. Start-up costs consist of establishment costs such as legal and secretarial costs incurred in establishing a legal entity or expenditures to open a new facility or business;

8. Intangible Assets

The only costs that are capitalized and amortized relating to a self-created intangible are registration fees and legal costs incurred to obtain a legal right to the asset, such as a patent that before converted to US GAAP

By following US GAAP that yasheng Research and Development Costs Expenditures on research should be recognized as an expense when incurred. An intangible asset arising from development should be recognized if certain criteria are met.

9. Intangible Assets – Other long-lived assets

Yasheng all intangible assets should be amortised evenly over its expected useful life starting in the month in which it is obtained that before converted to US GAAP

By following US GAAP that yasheng for long-lived intangible assets that are deemed to have infinite lives, they are not amortized. However, they should be reviewed for impairment at least annually.

10. Equity – Treasury Shares

PRC enterprises are not yet allowed to buy back its own shares.
By following US GAAP that Presented on the balance sheet as a deduction from equity. No gain or loss should be recognized in the income statement on the sale, issuance, or cancellation of treasury shares.

11. Revenue

Yasheng Revenue is recognized when risks and rewards have been transferred, ceases “control” on the goods sold, and the revenue (and associated costs) can be measured reliably that was before converted to US GAAP

By following US GAAP we have to adjust to under SAB 101 rules, including:
 Collectibility is reasonable assured;
 Delivery has occurred
 Persuasive evidence of an arrangement exists
 Fixed / determinable price

12. Employee Benefits

Not addressed in existing regulations. Employee stock option plans are also not addressed that was before converted to US GAAP

By following US GAAP that an enterprise should recognize a liability when an employee has provided service in exchange for employee benefits to be paid in the future. And detailed rules stipulating the accounting and disclosures for defined benefit and defined contribution plans and ESOP in the future our report.

13. Non-monetary Transactions

No distinction is made between exchange of similar or dissimilar assets, except to the extent when boot is involved. Profit or loss is generally not recognized that was before converted to US GAAP

By following US GAAP that Exchange of similar assets = no gains or losses should be recognized. Exchange of dissimilar assets = gains and losses are recognized based on fair value of goods received less any boot transferred.

14. Cash Flow Statements

By following US GAAP that Yasheng report cash flows from operating activities direct method is used, then a reconciliation of net income and operating cash flow must be presented.

15. Business Combination –Pooling

Silent on the issue for Chinese GAAP
By following US GAAP that Pooling is prohibited. The purchase method must be used to account for all business acquisitions.

16. Business Combination –Goodwill

By following US GAAP that yasheng Any excess of the cost of the acquisition over the acquirer’s interest in the fair value of the identifiable assets and liabilities as at the date of the exchange transaction should be described as goodwill and recognized as an asset.

17. Business Combination –Provisions for Termination and Exit Costs

By following US GAAP that Yasheng provisions for termination and exit costs may be recognized. But the criteria requires that the acquirer create a restructuring plan at before of acquisition.

Silent on the issue by Chinese GAAP

18. Consolidation – Control vs. Ownership %

Consolidated financial statements are required if the investor’s investment represents more than 50% of the investee’s total capital or if the investor can control the investee, that was before converted to US GAAP

By following US GAAP that Subsidiaries are consolidated based on “control” and ownership.

19. Changes in Foreign Exchange

Rates – Capitalization of Exchange Losses

By following US GAAP that Yasheng Foreign exchange losses on liabilities should be included in the carrying amount of a related asset only if those liabilities could not have been settled and if it was impractical to hedge them prior to the occurrence of the severe devaluation or depreciation of the reporting currency before Silent on the issue by Chinese GAAP

20. Foreign Currency Translations

Translate transactions at rate stipulated by the People’s Bank of China (PBOC) rate on date of transaction or 1st day of the month in which the transactions took place on the issue; that was before converted to US GAAP

By following US GAAP that yasheng translate transactions at rate on date of transaction;
Monetary assets/liabilities at balance sheet rate; Nonmonetary items at the historical rate; Difference taken to equity.

21. Segment Reporting

Segment information relating to business and geographical segment is before converted to US GAAP

By following US GAAP that Yasheng converted Segment report to using a primary / secondary split which is normally made on the basis of internal reporting.

Question 4. We have reviewed your response to our prior comment 3 noting it does not appear to address our comment. Please identify the people primarily responsible for the preparation and review of your financial statements in U.S. GAAP. If the process of preparing and reviewing your financial statements in U.S. GAAP is completed at the subsidiary level then please provide this response for the people primarily responsible for the preparation and review of your financial statements in U.S. GAAP at each of your subsidiaries. Do not identify people by name, but for each person, please tell us:

a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;

c) the nature of his or her contractual or other relationship to you;

d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

The process of preparing and reviewing our company financial statements in U.S. GAAP is completed as follows:

1.	The preparation process of Financial Statements____ Attachment A
2.	The Yasheng Group Financial Department organization structure chart and Duty Decomposition ____ Attachment B
3.	The role of Company accounting department stuffs takes in preparing Yasheng Group financial statements and company internal control and contractual or other relationship ____ Attachment C
4.	Company accounting department stuffs experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP. ____ Attachment D
5.	Summary of Yasheng Group scheduled for company accounting department stuffs had the training relating to U.S. GAAP; ____ Attachment E

Question 5. MD&A

The MD&A will be updated to say the following.

Our best selling products are derived from years of agriculture experience and over the years these products have become widely distributed to high end markets all over China, including Hong Kong, with growing demand internationally. We have established a significant presence in supplying the demand for food products in China with long term contracts and cooperative relationships through our high quality standards. We also have established strategic distribution and processing partners as well as our own distribution and processing capabilities.

Our product offerings are comprised of over 30 agriculture products within six primary product types. Some of our major products include Field Crops: cotton, corns, barley, wheat, flax, alfalfa; Vegetables: onions, potatoes, beet, and peas; Fruit: apples, pears, apricots: Specialty Crops: hops, wolfberries, cumin, liquors; Seeds: black melon seeds, sunflower seeds, corn seeds, flax seeds; Poultry: eggs. We also produce many additional fresh fruits and vegetables which we supply to local and provincial markets.

We generated approximately 22.2% of our revenues from field crop based products, 11.8% from vegetable based products, 36.5% from fruits, 16.9% from specialty crops, 7.4% from seeds, and 2.4% from poultry products and the residual from other production for the year ended December 31, 2010.

The following discussion of our operating performance is based upon the 2010 and 2009 financial statements and the agriculture industry within the PRC.

Growth of China's agriculture industry. China is currently the world’s largest agricultural economy and a leading importer and exporter of agricultural products. China’s agricultural sector continues to change as it responds to the rising and increasingly sophisticated demands of domestic and foreign consumers, adapts small-scale farm structure to global food markets, and competes with other sectors for labor, investment capital, and scarce land and water resources. We believe agriculture product consumption in China will continue to grow due to increased affordability of agriculture processed products in concert with China’s economic growth and increased health and wellness consciousness. We expect these factors to continue to drive industry growth, especially in our primary markets. Such growth will not only increase the overall market size for processed products, but will also greatly benefit companies such as us that are well positioned to sell into these markets.

PRC Government Policy Promoting the Development of the Agriculture Industry. In the PRC central government’s eleventh five-year guideline, the central government emphasized its determination to solve the problems of farmers, boost modern agriculture and increase rural affluence. After the onset of the economic crisis in late 2008, the PRC Ministry of Agriculture (“MOA”) also stated its objective to promote agriculture commercialization. We believe that our business model is structured within the framework of these MOA initiatives and that government policies will continue to have a positive impact on the sale of our products.

High-tech Agriculture. We own the land use rights to over 100,000 acres of arable land that are cultivated using the latest scientific technologies to produce a wide variety of agricultural products. In addition we have invested in several new hi-tech industrial projects including the introduction of the most advanced drip-irrigation system, through a joint venture with Netafim, a global leader of advanced drip irrigation systems, and GanSu Yasheng Industrial Group. The facility has an annual capacity of 120 million meters, all of which is carried out according to Netafim technical standards. The facility offers irrigation systems and related technology that aids in the optimization of water and fertility of crops, which increases yields while lowering production costs.

Apart from farming, we operate processing plants that produce super grade malt and granulated hops in large volume which we supply for leading brewers in China with long term supply contracts, including Tsingtao Beer, Yanjing Beer and Zhujiang Beer.

The shift from traditional farming to modern, hi-tech precision agriculture is expected to make us the largest, high efficiency agriculture base in China.

Product Offering and Pricing. Agriculture products have been and are expected to remain our primary product base. We are a national strategic commodity supplier for China and continue to expand into high end markets with quality agriculture products. Our product pricing remains competitive principally because of our vast amount of resources, available low cost labor, high tech agriculture practices, and long standing relationships with our customers. In the future we plan to continue to focus on higher margin deep processed products and have begun implementing a strategic plan to expand our product line with by-products from our core cultivated agro raw materials such as hops extract, flavorings, deep potato processing, organic fertilizers, animal feeds, eco-friendly pesticides, and bio energy. The gross margins for our agriculture products for the years ended December 31, 2010 and 2009 were approximately 12.5% and 11.4%, respectively.

Fluctuations in Raw Material Supply and Prices. The per unit cost of producing our products is subject to the supply and price volatility of raw materials, especially agriculture products which are affected by factors such as weather, growing condition and pest that are beyond our control. Historically, we have been able to meet our agriculture supply needs by building our processing facilities in close proximity to orchards and by collaborating with local government and establishing an effective group of suppliers. Increases in the price of inputs would negatively impact our gross margins if we are not able to offset such price increases through increases in our selling prices or changes in product mix.

Seasonality and the growing season. As with an agricultural operation, we experience seasonality in our business. The harvest season for our agriculture products are generally from late June to mid November every year, except a smaller amount of product grown during winter in greenhouses.

Reduction in income taxes. We are exempted from income taxes for our agricultural products.

Expansion of our production capacity. Expansion of our capacity is needed to satisfy increased demand for our products. In order to increase production in a meaningful way capital investment will be needed to build additional capacity to satisfy the projected demand of our products.

Cement manufacturing business segment. Included in our consolidated financial statements are results from the Company’s cement manufacturing business operations. For the years ended December 31, 2010 and 2009, this business contributed revenues totaling $5.43 and $4.83 million respectively which represents less than 1% of total consolidated sales for either year. The business volumes of this segment have been and are expected to continue to remain relatively constant and are not significant to warrant separate segment reporting.

Effects of inflation. Inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, our management will closely monitor price changes in agriculture products and continually maintain effective cost control in operations.

Results of Operations

	Year Ended		Year Ended
	December 31, 2010		December 31, 2009
	Dollars	% of Sales	Dollars	% of Sales
	(000's)		(000's)

Net Sales	$849,454	100.0%	$739,630	100.0%
Costs of Goods Sold	743,601	87.54	655,376	88.6
Gross profit	105,853	12.46	84,254	11.4
Sales and marketing expenses	1,491	0.2	1,299	0.2
General and administrative expenses	3,549	0.4	3,092	0.4
Interest expense	2,354	0.3	2,466	0.3
Other income	727	0.1	1,667	0.2
Net income	$99,186	11.7	$79,064	10.7

The functional currency of our operations is the Chinese RMB which is being reported in US Dollars for financial statement reporting purposes. The results of operations reported in the table above are based on an average exchange rate of 6.62 RMB to $1 US for the year ended December 31, 2010 and an average exchange rate of 6.88 RMB to $1 US for the year ended December 31, 2009.

Net Sales. We generate sales from our farm and side line products. Net sales for the year ended December 31, 2010 increased $ 109.9 million, or 14.9% to $849.5 million as compared to $739.6 million for the year ended December 31, 2009. The increase in net sales was attributable to higher yields and a better product mix coupled with better pricing on agricultural products, particularly potatoes, cotton and fruits. The significant year-over-year revenue growth is primarily a result of price increases which was driven by greater demand for our products in the domestic market. We also benefitted from expanded distribution channels serving this market.

Cost of Goods Sold. Our cost of goods sold consists primarily of the costs of raw materials, labor, overhead and sales tax. Cost of sales for the year ended December 31, 2010 increased by a marginal $88.2 million, or 13.5%, to $743.6 million from $655.4 million for the year ended December 31, 2009.  Due to management’s continued heightened focus on cost control exercised throughout production and the increase in product prices, costs grew less than the sales. This was despite the fact that our production was adversely affected by heavy snow storms from January through May of this year in Northwest China, which disrupted our planting and consequently increased production costs.

Gross Profit and Gross Margin. Our gross profit for the year ended December 31, 2010 increased $ 21.6 million, or 25.6% to $105.9 million from $84.3 million for the year ended December 31, 2009. The margin improvement was a result of better production and higher product pricing. The increase in product price contributes significantly to the gross profit progress.

Sales and Marketing Expenses. Our sales and marketing expenses for the year ended December 31, 2010 remained almost level at with an increase on $0.2 million as compared to the prior year ended December 31, 2009 due principally to management’s continued emphasis on cost control.

General and Administrative Expenses.   Our general and administrative expenses for the year ended December 31, 2010 grew $0.5 million as compared to the prior year ended December 31, 2009, also due principally to management’s continued heightened focus on cost control.

Interest Expenses and Other Income. Our interest expense remained constant at $2.4 million, and other income decreased to $0.7 million, respectively for the year ended December 31, 2010 as compared to the prior year ended December 31, 2009.

Accounts receivable, net：ending balance 76,240,589 U.S.dollars, at beginning of year 71,216,566 U.S. dollars ，an increase of 7.05%, mainly due to the rising prices of current period and the result of conversion of exchange rate movement.

Inventories： the ending balance 103,588,885 U.S.dollars, at beginning of year 75,332,668 U.S.dollars, an increase of 37.51%, mainly due to rising prices and the result of conversion of exchange rate, and the increase changes of chemical fertilizers, pesticides and seed reserves. Property, plant and equipment, net Property, plant and equipment, net the ending balance 404,385,526 U.S.dollars,at beginning of year 393,776,831 U.S.dollars, an increase of 2.69%, mainly due to the result of the changes of conversion of exchange rate movement of current period.

Construction in progress：the ending balance 6,664,773 U.S.dollars,  at beginning of year 5,446,595 U.S.dollars，an increase of 20.91%, mainly due to increased investment in current projects and the result of conversion of exchange rate movement.

Intangible assets, net：the ending balance 985,004,893 U.S.dollars, at beginning of year 958,065,063 U.S.dollars, an increase of 2.81%, mainly due to conversion of exchange rate movement  of current period .

Accounts payable and accrued expenses：the ending balance 44,593,435 U.S.dollars, at beginning of year 55,031,294 U.S.dollars, a reduction of 18.97%, mainly due to price increases of current period which results in shortage of reserve items.

Long term payable：the ending balance 37,359,986 U.S.dollars, at beginning of year 51,643,382 U.S.dollars, a reduction of 27.66%, due mainly to repay in current period.

Liquidity and Capital Resources

The following table provides information about our net cash flows for the financial statement periods presented in this report (amounts in thousands of U.S. Dollars).

	Year Ended December 31,

	2010	2009

Net cash provided by operating activities	$51,143	$39,648
Net cash used in investing activities	(42,113)	(17,561)
Net cash used in financing activities	(8,576)	(21,998)
Cash and cash equivalents at beginning of the period	8,010	7,880
Cash and cash equivalents at end of period	10,117	8,010

Net cash provided by operating activities was $51.1 million for fiscal year 2010 as compared to $39.6 million for fiscal year 2009. Net cash provided by operating activities was higher during the current year in relation to the prior year principally because of increases in net sales and reductions in the amount of account receivables outstanding. Net cash used in investing activities was $42.1 million for fiscal year 2010 as compared to $17.6 million in fiscal year 2009. The increase was attributed to assets purchase. Net cash used in financing activities was $8.6 million for calendar year 2010 compared with $22.0 million for calendar year 2009. The decrease was attributed to less debt repayment during the current year as compared to the previous year.

We believe that our cash on hand and cash flows from operations will meet our expected capital expenditure and working capital for the next 12 months. In addition, we may, in the future, require additional cash resources due to changed business conditions, implementation of our strategy to expand our production capacity or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The main work of the board of directors within the year is as follows:

(a) Set up the Company's strategy orientation of" Taking modernization of agriculture as the direction, professional company group as a profit center, relying on the resources superiority, strengthening and expanding Special advantage agricultural products". The company will give a full play to its advantages in resources, breaking the regional boundaries, implementation of assets optimization and restructuring, and industrial management, strive to develop quality high-efficiency agriculture, Having integrated the processing abilities of those products and industries with Characteristic Superiority, strong market competitiveness, High Economic Efficiency and market share reaching a certain scale, such as hops, seed potatoes etc., And through the reform of internal management system and shift operation mechanism, so that the product quality and yield have been improved, which enhances the competitiveness of the company's advantageous industries in the market.

(b)Utilize a variety of financing methods to ensure smooth operations of the company funds, which can effectively connect the Capital Chain of the Company, Unifies Own Actual Situation, the company in financing takes on a way of a combination of normal long-term loans and short-term loans which ensures that the continued access funds are spent effectively. In particular, in August 2010, all the audited statements has finished the work of appearing in the newspapers of SEC, which has made Yasheng Group a public company fully appearing in the newspapers of SEC, it has opened up new markets for company group's Capitalization operation and product sales, simultaneously it has also injected new vitality for the development of the company.

(c) Grasps the policy, Connect the Reality,steady promote progress of  the company's construction projects, Make full use of the central and local government's policies to strengthen agriculture and benefit farmers, and combining with its own industry development requirements, by the approval by the first meeting of the company's third provisional board of directors, implement the beef cattle breeding project, expand the farming project, and purchase of mining project,  investment in biotechnology R & D projects, among which the investment of the conversion of desolated beaches land to arable land has been completed.

(d) strengthen the management, working out rules and regulations, gradually standardizing the operation  First, in strict accordance with the provisions of "Company Law of the People's Republic of China“ and "Securities Law of the People's Republic of China", based on the original  and according to the company's  new development requirements, and further improve the company's management systems, standardize the company's operations to enhance the company's ability to control. Secondly, strengthen the company's operating management. By refining and improving the management objectives responsibility, ensure successful completion of the company's annual business objectives.

From the macroeconomic situation, the development of the world economy is entering to Adjustment and Transformation Period, the impact of the financial crisis will continue to be quite a long time, the change of domestic and international economic situation will bring greater fluctuations to agricultural products' production, processing, import and export, consumption etc. The uncertainties of the policies such as domestic inflation expectation, credit squeeze, which will also exert a measure of influence over the company operations. Simultaneously Agriculture, as the foundation of the national economy, the agricultural production enterprises are still the key area the state strongly supports, and the State's changes and guidance to agricultural policies may also exert direct and uncertain influence over the company's operations.

Look into the future development trend of the company

(A) The main strengths and opportunities that the company is facing in its future development

(a) Agriculture is a basic industry to which the Chinese Central Government gives a long-term key aid, all levels of the people’s government recently have published a number of supporting agriculture policies, which has provided a good opportunity for the company's development.

(b) The Company is an Agricultural Industrial Leading Enterprise, by ways of publishing policies such as interest subsidies, tax preference etc. encouraging the development of leading agricultural enterprises, the State leads agriculture to develop in the direction of going to scale, industrialization and modernization.

(c) Our country attaches great importance to application of water-saving irrigation technology in Agriculture Area, for that reason, it will also vigorously support the development of water-saving irrigation industry in respect to industrial policy and funding.

(d) The company is rich in land resource. In recent years through the measures of transformation of planting base, application of drip irrigation technology, implementing regional and large-scale crop cultivation and introduction of new varieties, by ways of use of large-scale agricultural operations and intensive management, the company has enhanced the level of agricultural industrialization, which has displayed the industry pattern taking hops, beer barley and potato as its leading products.

(e). As a national agricultural industrialization leading enterprise, the Company's products such as hops and beer barley have a strong brand advantage, the quality of hops has a higher visibility in the international beer brewing industry, and Products such as fruit and vegetable have repeatedly won gold and silver awards in Product Exposition of former Ministry of Forestry.

(f). the company is actively developing mineral industry, in the future the mineral industry will become a new profit growth point.

(g.) As a multinational company, Yasheng Group is facing with opportunities and challenges, company group's targets from a long-term point of view, Exploit Overseas Markets, strengthen international exchanges and cooperation, As an overseas listed company, Yasheng Group has gathered  the unique resources superiority, modern leading-edge large-scale agriculture, industrial development advantages, advantages of modern management system, the comprehensive judgment of objective environment and development situation that is facing, we are in an important strategic opportune period that be able to develop the company's potential to full. Opportunities faced will be more, competition will be more intense, the situation is more complex, and new problems will be more. We must actively seek to policies support of national and higher authority, struggling in becoming a leader in the construction of the modern large-scale agriculture.

The company's development strategy

The Company's future development strategy: The company will firmly grasp the important development strategy for the current period, with the help of the policies to strengthen agriculture and benefit farmers, built up a modern large-scale industrial system of agriculture that is interacting with each other with high-efficiently integrated and  highlighting the core competencies. Complete to build the country's major economic area of modern agriculture and efficient ecological economic zone The company will give full play to its agricultural resources superiority, aiming at" build a large base, cultivate and support  large adventures and form a big industry", seize the opportunity of  industry development and investment, strengthen market research development efforts, adjusting agricultural planting structure, develop all resources, improve the comprehensive utilization efficiency of land resource, build  a high starting point and high standard modern agricultural logistics system, enhance the overall efficiency of the industry, achieve the company's plan and the overall strategy of building the province's high-quality modern agricultural enterprise group. Strive to make the Company become one of the listed companies in agricultural industry in western China with most comprehensive competitiveness, and a western modern agricultural construction industry leader. and the company will also make full use of its advantages, highlighting the advantages of green products in Gansu Province, vigorously expand fine and further processing of agricultural products, make the company an influential domestic and international high-tech agricultural demonstration base, a fine and further processing base of agricultural products and green (organic)products  production base. Through the fine and further processing of agricultural products, and continuously push forward scientific and technological innovation, and actively explore a variety of business, extend the industrial chain, enhance the status of listed companies, achieve the sustainable development of the company, create a good return for shareholders.

Key construction plans

A. Cogeneration of 600,000 tons / year methanol project

Through Comprehensive Utilization of JISCO converter, blast-furnace gas, coke-oven gas and natural gas resources around, build a large methanol plant in Jiayuguan City, Gansu Province, which is not only concrete implementation of the construction of circular economy and eco-city, but the decision-making  of being consistent with the national energy structure adjustment and develop-the-west strategy.

According to the Recommendation Memo of Jiayuguan Municipal Development and Reform Commission and the supply capacity of Metallurgy exhaust gas and raw materials natural gas of JIUQUAN IRON AND STEEL CO., LTD, determine that the fine methanol ability of the project is 2015 tons / day, that is: the size of the methanol plant of this project is: Nominal ability is 600,000 tons / year,  the actual capacity is 84 tons / hour, the annual total operating time at 7200 hours, then the actual production is 604,000 tons / year.

The total investment of the project is expected to be $ 234 million, of which $ 213 million investment in fixed assets, working capital $ 010,000,000, construction period interest on $ 011,000,000 million.

After completion of the project, the annual sales income is $ 130 million, the annual taxes paid and extra charges totals $18,000,000 million with an annual average net income of $ 30,000,000 million, the investment profit rate of the project is 12.02%, the profit and tax rate is 20.45%, the total project payback period is of 7.62 years((including construction period).

B. The comprehensive exploitation project of 400,000 acres of pasture

Construction Contents:

(a) 400,000 acres of Derelict Land Recover, Development And Consolidation, which will be based on an efficient and economic grass, to effectively increase in vegetation and rate of stocking, achieving grazing capacity/acre of 2 cattle, 2 sheep. The main construction content is to repair and match 160 motor-pumped wells, Systematic Construct sprinkling irrigation and grass.

(b) Construct winter brooders for cattle and sheep, with an area of 800,000 square meters and 640,000 square meters respectively, and complete a full range of facilities in the winter brooders. Livestock inventories: 688,000 cattle and 240,000 sheep.

(c) to implement the construction of 400,000 acres of pasture by sealing the grassland

(d) Cows And Sheep Breeding Center

(e) Introduce 320,000 fine breeds of cattle and 240,000 sheep, buy 80,000 beef cattle for fattening

(f) Construct cattle and sheep slaughtering production line of 8 respectively (Medium and small production line).

Through the comprehensive development of 400,000 acres of pasture, shape the scale of amount of livestock on hand of 368,000 beef cattle and 240,000 mutton sheep, achieving an annual production capacity of 92,000 tons of beef and 10,080 tons of mutton sheep. The total investment of the project is $ 322 million, of which $ 153 million investment in fixed assets, working capital $ 1.69. After completion of the project, which can realize sales income 321 million with an annual additional net earning of 73,000,000 million?

C. The further processing project of line of potato products

Based on the analysis of the potato industry market and the development trend at home and abroad, the potato industry will become the 21st century's most promising and most competitive industry.

The project consists of five components: (a） seed potato system construction;(b) Construction of production bases of dedicated high-quality merchandise potato; (c) the construction of industry group of potato further processing; (d) the construction of market circulation system; (e) new products R & D and Construction of quality assurance system.

The total investment of the project is $ 80,000,000.00, after the project is completed, the annual additional sales revenue is $ 107,492,600.00, the new additional net income is $ 25,766,953.78.

2011 Key Business Working Plans

(a) Continue to focus on the company's production and operation, through smooth implementation of all the production and operation plans to enhance the company's economic efficiency.

(b)  Make full use of a listed company platform, do well capital operation and financing, positively Storage Fund for the normal operation and further development of the real economy of the Company.

(c) Enhance project and industrial systems management, highlighting the leading industry growth. Seizing the valuable opportunity that China's Great Western Development Strategy has entered a new historical stage and the policy opportunity that the central government is strongly supporting Gansu Province's economic work and rural work, Using the project construction as carrier,  highlighting the leading industry growth, and actively promote modern agriculture construction, renovate and complete the industrial system, and promote a virtuous circle of the production and operation.

(d)  Strengthening financial management, to further standardize the operations of the Branch Offices and subsidiaries. We will further standardize the management of the Branch Offices and subsidiaries in the areas of a listed company's standard operation, internal control and financial management, enhance training to improve the company's control and competitiveness.

(e) Give full play to the team spirit, Make great efforts to foster a business culture of democratic leadership, employee trust, being full of human spirit to raise the company's execution, cohesion and combat effectiveness.

Risks the company is facing and the responses

As an Agriculture-stock company, which benefits from state preferential policies for agriculture and food, if the current preferential policies enjoyed are modified or cancelled,the company's business and profitability will be adversely affected. In recent years, as raw materials prices rise, international, national and private capitals are moving into the agricultural processing industry on a large-scale to compete for resources, the purchase price of rice and other crops have pushed up,which has resulted in rising costs of agricultural products processing enterprises, profits decrease. Response are: technological innovation, improve quality, Energy Reducing, emissions reduction,  try hard to reduce product cost, develop of high-end products, work harder on the equipment modification and technological innovation, establish a brand, and new products R & D.

The risks of macroeconomic policy:

Development of the company may be subject to multi-objective policies such as national fiscal, monetary, investment and price policies etc., our company will be based on our own development conditions, in a timely manner according to macroeconomic changes, grasp the intensity and priorities of the implementation of national policies.

Natural Disaster Risks:

Agricultural Production is vulnerable to the formidable natural conditions such as wind damage, cold snap and drought etc., crop yields prone to volatility. Our Company will focus on the research work such as water-saving drip irrigation, desertification control and salt-resistant breeding. By rapidly developing industrial management of agriculture, enhance the company's strength in order to withstand natural disaster risks.

Market competition and rising costs risks:

The agricultural market competition is more intense, and the prices of agricultural production materials such as machinery, fertilizers, pesticides etc. which are necessary for agricultural production are increasing rapidly, which has caused a certain pressure to the company's profit growth. The company will address these risks by agricultural product variety improvement and adjustment to improve the yield and quality.

Financial risks:

The company's future investment scale of the reconstruction or expansion projects is very big, which is posing a challenge to the company's financial management ability. The Company will take an active interest in and study the national financial policies and Industry Guidance, actively carry out a variety of financing activities, while taking great efforts on strengthening internal management, and improving the enterprises’ profitability.

The funds required for the future development strategies and funding sources

As the company's processing enterprises purchase and store of a large number of raw materials every year, fund demand is large. The company will base on the actual situation, the company will focus on the funds required for the future development strategies, by the capital markets using the combination of a variety of Financial Methods such as issuing medium-term notes, financial products and normal loan.

2010 board meeting

State the discussions of Board of Directors on the company's accounting policy,changes in accounting estimates, significant accounting errors correction, significant supplemental information omissions and performance announcement in advance, and Accountability measures on some responsible persons and Results of Transaction.

During the reporting period, there are no major changes in accounting policies and accounting estimates, significant accounting errors correction significant supplemental information omissions and performance announcement in advance.

The daily work of the board of directors: 1. board meetings and resolutions, 2.implementation of General Assembly resolution of shareholders According to spirit of the resolution of the first EGM in 2010, complete change work of some the board members; complete the application for listing work in 2010.

C.  the establishment of a sound system of work-related systems of the board's audit committee, the main contents and report the summarized performance of their duties, the Audit Committee and actively organize to prepare and review the company's 2010 annual report. They are:

Yasheng Group's Audit Committee held its first meeting on February 25, 2011.,which has reviewed the financial accounting statements and related information, communicated with HeShurong and the Certified Public Accountants of the Accounting Firm, determine commonly the company's 2010 annual financial report's audit work schedule

2、Look into the future development trend of the company

As of December 31, 2010 and for the three years then ended, we were not party to transactions, obligations or relationships that could be considered off-balance sheet arrangements and we do not have off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

Critical Accounting Policies and Estimates

Our significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements. The additional discussion below addresses our more significant judgments.

Impairment of long-lived assets. Long-lived assets, except goodwill and indefinite-lived intangible assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated by our management to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are recorded as held for sale at the lower of carrying value or estimated net realizable value.

All land in the PRC is owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specific period of time. Thus, all of our land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss.

Property, plant and equipment, net. Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred. The principal estimated useful lives generally are: buildings – 20 years; leasehold improvement – 10 years; machinery - 10 years; furniture, fixtures and office equipment – 5 years; motor vehicle – 5 years. During the idle period of the plant, depreciation is treated as current-period charges, which is charged directly to general and administrative expense.

Question 6. We do not understand your response to prior comment six from our letter dated September 1, 2011. Please advise us of your intended response. Our prior comment asked you to reconcile your statement on page 44 under Compensation Committee that your board “has established a compensation committee comprised entirely of independent directors” to your statement several paragraphs later that your board “has not yet established a compensation committee but intends to do so in the future.”

Board “has not yet established a compensation committee but intends to do so in the future.”

Amendment: “that Our board has established a compensation committee”

We had established a compensation committee comprised entirely of independent directors, please refer to our website: Investor relationship-Corporation Governance.

Question 7. We reissue prior comment eight from our letter dated September 1, 2011. In reissuing, please note our comment seeks a revision to your Form 10-K disclosure. Please revise to provide the material terms of the employment agreements with named executive officers, as required by Item 402(o) of Regulation S-K.

We have attached a summary of our employment contract to our previously filed 10-Q as of September 30, 2011 as our previous letter indicated that we would.  Below is the same summary:

Summary of Yasheng Labor Contract

Abstract: A Labor Contract: Labor Contract is the agreement reached between workers and employers, which is used to establish the labor relations, and specify the rights and obligations of both parties. Its clauses include the labor contract period, job duties, job safety, working conditions, labor payment, labor discipline, conditions for the termination of a labor contract, responsibility for the violation of a labor contract and so on. During the conclusion of the labor contract, the two parties to the contract must abide by the principles of equality, voluntariness and reaching unanimity through consultation.

A labor contract shall have the following terms:(a) the employer's name, domicile and legal representative or main person in charge;(b) the worker's name, address and the numbers of identity card or other valid identification, c)term of a labor contract;(d)the work content and work locations; (e) working hours, rest and vacation;(f) payment of labor, (g) social security; (h)labor protection, working conditions and occupational hazard protection; (i) any other business that should be included in a labor contract formulated by laws and regulations.

Except the essential terms of a labor contract puts forward in the preceding paragraph, the employer and the worker may agree on any other business such as probation period, training, confidentiality, supplementary insurance and welfare benefits etc.

The role of a labor contract: (a) It is an important guarantee to achieve the labor rights of a worker. (b) It is an important means of the employer to reasonable use labor force, strengthen labor disciplines and improve labor productivity.(c) It is an important measure to reduce and prevent the occurrence of labor disputes;(d)It is an important carrier to establish standardized and effective labor relations.

Validity of a labor contract: Under the provisions of article 18the of Chinese Labor Law, a labor contract entered into by violating of laws and administrative regulations, or adopt the approaches of fraud, threats and other means is a null and void labor contract.

Term of the Labor Contract:

(a) A labor contract of specific duration; (b) A labor contract without a fixed term; (c) A labor contract with a term to expire upon completion of a certain job.

Conditions for dissolving a labor contract: t

(a) on a mutually voluntary basis(or consensual); (b) consultation on the basis of equality; (c)shall not harm the interests of one party.

Conditions for the termination of a labor contract:

(a) The law rules that the employer can  terminated at any time, the worker does   not cause economic loss to the employer; (b)Due to the worker himself /herself, he/she loses a professional qualification.

Question 8. We note from your response that the amount presented as “other” to reconcile net income to net cash provided by operating activities relates to installment payments from the purchase of a land use right in November 2003. Please cite the specific authoritative literature you utilized to support your accounting treatment of this balance as a noncash reconciling item in the statement of cash flows.

These payments have been moved to Financing Activities in the Statement of Cash Flows.

Question 9. We have reviewed your response to our prior comment 12 noting you use the general revenue recognition accounting guidance under PRC GAAP. This appears to be inconsistent with your disclosure on page F-7 which states your financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Please clarify or revise.

Because all of the company's business is in China, the daily accounting books and accounting records are accounted for and managed in accordance with the PRC generally accepted accounting principles. These are also kept in Mandarin Chinese.  During the reporting periods the financial Statements are converted to US GAAP and the US dollar.  This includes full disclosure based upon US GAAP.

Question 10.  We have reviewed your response to our prior comment 12 noting you enter in sales arrangements with customers that contain multiple elements or deliverables. Please provide us with a detailed discussion of these types of arrangements and how you are recognizing revenue in accordance with FASB ASC 605-25.

The company's main business operations are in China, so the financial accounting and accounting management are implemented in accordance with China generally accepted accounting principles with therefore the implementation of generally accepted standards in China's revenue recognition principles. For PRC principals revenue recognition must also meet the following four criteria.  These match with US GAAP.

A. The company has transferred the main risks and rewards related to the ownership to the buyers. To determine whether a commodity droit's main risks and rewards related to the ownership have been transferred to the buyers or not, which is depending on the circumstances: (a)In most cases, the transfer of the risks and rewards related to the ownership will be transferred accompanied by a document of title of the ownership or physical delivery. (b) In some cases, the company has delivered a document of title of ownership or material objects to the buyers, but a commodity droit's main risks and rewards related to the ownership have not been transferred. (c) In some cases, a company has already transferred a commodity droit's main risks and rewards related to the ownership to the buyer, but the material objects have not yet been delivered. At this time, the revenue should be recognized while transferring the main risks and rewards related to the ownership.

B. The enterprise retains neither continuous management right that usually keeps relation with the ownership nor effective control over the sold goods. After a company has transferred the main risks and rewards related to the ownership of a commodity to the buyers, if which still retains the continuous management right that usually keeps relation with the ownership, or still exercises control over the goods sold, then the sale can not be established, and the appropriate sales revenues cannot be confirmed. If a company retains the irrelevant management right over the goods sold, which is not subject to the condition.

C. The economic benefits associated with the transactions can flow to a company. When a company is selling its goods, if the estimated price is unlikely to be recovered, even if other conditions for revenue recognition have been met, revenue should not be recognized either.

D. the related revenue and costs can be measured reliably. Costs cannot be measured reliably, revenue associated cannot be recognized either, then the income cannot be verified.

Question 11. We have reviewed your response to our prior comment 13 noting it does not appear to address our comment. Please tell us the type of shelterbelt (e.g. trees, land, construction material, etc.) you utilize to protect your farmland from sand and wind and cite the specific authoritative literature you utilized to support your yearly investment as a long-term asset. In addition, we note from your response that these shelters need to be maintained and rebuilt annually to keep them functional. Please provide us with a detailed discussion of how you account for these costs and cite the specific authoritative literature utilized to support your accounting treatment.

The following is an explanation of the wind breaks that we use.  The costs are capitalized and amortized over the estimated life of the assets.  We will list in a note to the financial statements shorter explanation than is found below and also include the table at the end of this section.  The balance sheet heading will be more descriptive also, “Long Term Assets-Wind Breaks, net”

The type of shelter-belts we utilize to protect our farmland from sand and wind are trees, the tree species is the type of being resistant to drought, windbreak and sand-fixation, which is a “long-lasting asset”. According to the rules of Chinese Generally accepted accounting principles, "other long-term assets mean the assets with a specific purpose do not participate in the normal course of production and operation, except current assets, long-term investments, fixed assets, intangible assets and deferred assets”.  Below you will find a detailed explanation of the wind break trees.  At the end of the explanation you will find a chart showing the annual costs and annual amortization.  The net amount appears on the balance sheet of the Company.  The notes to the financial statements will contain a shortened version of this explanation below and will also contain the final table showing the net wind break costs which lows to the balance sheet. The balance sheet will also be changed from “Other long term assets” to “Wind Shelters” to give a better description of the asset.

A. The major role of the windbreaks planted by Yasheng Group

The large farms and agricultural fields of Yasheng Group are mainly located in China's western region, where is China's western region, throughout the year, the climate change is obvious, which will have a negative influence on agricultural products to a very great extent. High wind results in blade machinery abrasion, plant lodging, breaking trees, flower/fruitlet drop, which will have great influence on yields.  High wind also causes soil erosion, sand dune movement, which will destroy the agricultural lands.

Defense sandstorm disasters, which mostly adopts breeding the wind resistance varieties of dwarf, Lodging Resistance and rub resistance. Create a windbreak and set wind barriers are more effective methods of anti Wind and storm.

The major roles of the windbreak tree belts(shelter belt and wind break)that Yasheng Group plants are to reduce wind speed, wind prevention and sand-fixation, improve the climate conditions, Conserve Water Sources, conserve water and soil, simultaneously it also can adjust the air humidity, temperature, reduce damages such as cold damage and other disasters.

B. The general situation of the natural conditions

The majority of Yasheng Group's facilities such as farms, pastures and farmlands are mainly located in Central West of Hexi Corridor, Gansu Province, the terrain slopes gently from southwest to northeast with an altitude of 1200-1500m. The north is close to intensive migratory dunes, denuded monadnocks and the Gobi Deserts. The region's average annual rainfall is 117mm, annual potential amount of evaporation is 2390 mm, northwest wind is prevailing, days for ≥ force 8 winds are 8-12d，under the excitation of wind forces, quicksand penetrates inside the oasis.

C. Thinking of preventing and controlling desertification

The wind power in the middle-west area of Hexi Corridor of Gansu Province is big, the vegetation has been severely damaged with the sand dunes becoming mobile; the farmlands are experienced wind erosion, the losses of the organic matter and fine particulate matter are great, the derelict lands are developing crescent-shaped dunes, dune chain, Vegetated Dunes and lands of deflation widely. Taking the quicksand violations in the northern part of the Oasis into account, so Yasheng Group  decided to establish a sand block/sand forest system to protect the oasis.

D. The main technical measures and tree varieties of wind prevention and sand-fixation trees

 (a)On the edge of agricultural lands and along the trunk canals, create the anti-sand forest. The belt width is from a range of 10m to 50m.Close structure belts are used mostly, most of the tree species are white poplar, Salix.

 (b) On the edge of agricultural lands, inter-dune lowland and on the sand dunes, create  a large piece of sand-fixation forest. On the mobile dunes, first set Clay sand-protecting barrier or reed sand-protecting barrier (including other plants' branches etc.) ,under the protection of the sand barrier, create a sand-fixation shrubbery. Most of the tree species are Haloxylon ammodendron, tamarisk.

(C)  Establish shelter belts within the farms.  Specifications are 300m X 500m, the narrow forest belt 2 lines, the tree species are Populus gansuensis, Salix matsudana and Ulmus pumila.

(d) The effectiveness of the wind prevention and sand-fixation pattern of Yasheng Group and appropriate promotion zones

a. Results. Taking the Oasis as the center, Yasheng Group has built the Sand preventing system, which has formed from the edge to the periphery a combination means of "Block, fix, blind in the wind and sand ".while having controlled the desertification of land, restore their productivity. Newly developed green area continues to be expanded; grain output and per capita income had increased. Ecological environment are obviously improved, quicksand area has been reduced from 54.6% before controlling to current 9.5%; agriculture and forestry land has been increased from former 6.1% to 41% after controlling.

b. The appropriate promotion zones: It can be used to the oasis area with sand damage, Gansu Province's Hexi Corridor, the oases on the edge of Taklimakan desert and the oases on the edge of Qaidam Basin (in Qinghai Province) etc.

Part of the relevant Yasheng Group's annual windbreak investment information and supporting documents

a. Analysis of investment returns and sustainable development in Gansu Province

 (a) The 1998 edition, which was written by Professor Zhang Zhengdong from the Department of Geography, Jiaying University, Guangdong Province

Published in "China's Arid Land Resources and Environment" , a signed on the national science and technology magazine article—— The organization functions and benefit analysis of the oasis agricultural ecosystem _"Take the oasis farms in Wuwei City,Gansu Province as an example"

ANALYSES ON STRUCTURES， FUNCTIONSANDBENEFITS OF THE OASIS AGRO-ECOSYSTEMS

[Ten-year-period Demonstration Project in Hunshandake Sandland and Prospect for the Future Development of Eco-stock Farming Industry]      Dol: 10.398/j.issn.1000-7857.2011.25.002

2. Authority literatures of the accounting treatment of Other long-term assets investment

According to "China enterprise accounting system standards", issued by China's central Ministry of Finance on December 29, 2000.

Chapter I Section IV:  The intangible assets and other long-term assets are defined as follows:

Other long-term assets refers to those assets that it has a specific purpose, do not participate in the normal course of business, in addition to current assets, long-term investments, fixed assets, intangible assets and long-term prepaid expenses.

The main features of other long-term assets:

 (a) Other long-term assets generally have a specific purpose or its use is limited;

 (b) Other long-term assets do not participate in the normal production and business activities;

 (c)The use of Other long-term assets generally needs to go through approval.

A schedule of 2008.2009.2010 years shows amount Wind break
 as the Yasheng fixed asset

Year	2010	2009	2008
Wind break	205,017,047	176,027,163	161,882,281
Additions	75,349,833	60,056,845	65,366,576
Total	280,366,880	236,084,008	227,248,857
Accumulated Depreciation	4,005,241	3,372,629	3,246,412
Net Wind Breaks	276,361,639	232,711,379	224,002,445

Question 12.  We have reviewed your response to our prior comment 14 noting you have provided a sales breakdown by subsidiary. This presentation does not appear to address our comment; therefore it is being reissued in its entirety. It appears from review of your website that you conduct business operations in China in three major segments: agriculture, livestock, and biotechnology. Please tell us whether these three areas represent separate operating segments as defined in FASB ASC 280-10-50-1 and the basis for your determination. If they represent separate operating segments, please revise to include the disclosures required by paragraphs FASB ASC 280-10-50-20. In connection with this, please expand Management’s Discussion and Analysis to analyze sales, profitability and the cash needs of each segment.

The following will be the new segment section to be found in the notes to the financial statements and referenced in the 10-K.  All periods reported will be shown.

Segment Information
In its operation of the business, management, including upper management and the board of director’s, reviews certain information as it relates to the Company as a whole.  The information most used and useful is the profitability by subsidiary.  Accordingly, these are the segments which are presented in the table below.

2010 Sales Breakdown by Subsidiary Unit: Dollar
Subsidiaries	Net Sales	Cost of Sales	Gross Profit
Gansu Jinta Hengsheng Agricultural Development Co., Ltd.	118,151,556	102,769,093	15,382,463
Gansu Hongtai Agricultural Technology Co., Ltd.	168,488,937	147,152,308	21,336,629
Gansu Jinta Xingsheng Industrial Co., Ltd.	128,340,468	113,038,952	15,301,516
Gansu Jinta Yongsheng Agricultural Development Company.	122,724,491	108,121,851	14,602,640
Gansu Jinta Yuantai Commercial Trading Co., Ltd.	1,259,973	1,061,982	197,991
Gansu Tiaoshan Agricultural-Industrial-Commercial Group Co., Ltd	291,075,880	253,235,931	37,839,949
Gansu Xiaheqing Industrial Co., Ltd.	19,412,960	18,220,738	1,192,222
Total	849,454,265	743,600,855	105,853,410

Other segments that are considered are agriculture, livestock and biotechnology/industrial.  Below is a schedule that details each of these three segments.

Year 2010	Sales	Cost of	Gross	Gross
		Sales	Profit	Profit
				%
Agriculture	842,118,489	736,675,380	105,443,109	12.52
Livestock	1,901,257	1,696,528	204,729	10.77
Biotech/Industrial	5,434,519	5,228,947	205,572	3.78
Total	849,454,265	743,600,855	105,853,410	12.46

Year 2009
Agriculture	732,989,735	649,072,458	105,443,109	3.58
Livestock	1,801,348	1,638,428	204,729	11.45
Biotech/Industrial	4,838,960	4,665,558	205,572	9.04
Total	739,630,043	655,376,444	105,853,410	11.39

Thank you for your assistance in this matter.  If you have any further questions please contact us. We are willing to answer all of your inquiry.

Sincerely,

  /s/ Changsheng Zhou

   Changsheng Zhou
    Chief Executive Officer of Yasheng Group

Exhibit	Description

A	The preparation process of Financial Statements
B	The Yasheng Group Financial Department organization structure chart and Duty Decomposition
C	The role of Company accounting department stuffs takes in preparing Yasheng Group financial statements and company internal control and contractual or other relationship
D	Company accounting department stuffs experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP
E	Summary of Yasheng Group scheduled for company accounting department stuffs had the training relating to U.S. GAAP